Filed by Mountain Crest Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mountain Crest Acquisition Corp. II

Commission File No. 001-39864

Better Therapeutics Expands Real-World Evidence Study Initiative With Addition of Catalyst Health Network

Open-label, real-world study will evaluate BT-001’s cognitive behavioral therapy approach to change behaviors at the root cause of type 2 diabetes

Study to evaluate the durability of treatment effect and healthcare utilization changes associated with BT-001 in Catalyst’s community-based, clinically integrated, primary care setting

SAN FRANCISCO, August 24, 2021 – Better Therapeutics, Inc. (“Better Therapeutics”), a prescription digital therapeutics company developing cognitive behavioral therapy to address the root causes of cardiometabolic diseases, in partnership with Catalyst Health Network (“Catalyst”), today announced the commencement of a real-world evidence study to evaluate the long-term effectiveness and healthcare utilization changes associated with the use of BT-001 for the treatment of type 2 diabetes. Catalyst joins the Colorado Prevention Center in the study of BT-001, an investigational, prescription digital therapeutic that delivers a novel form of cognitive behavioral therapy to patients with uncontrolled type 2 diabetes.

The open-label study of approximately 250 patients with type 2 diabetes will be recruited from Catalyst’s primary care ecosystem, extending Better’s ongoing effort to evaluate real world effectiveness of the use of BT-001. Eligible participants will include individuals with A1c levels between 7% and 11%. The primary objective of the study is to evaluate effectiveness, durability of effect, changes in healthcare utilization and quality of life from their baseline. Changes in blood pressure, blood lipids, weight, cardiometabolic medications, cardiometabolic medication costs and medical costs will also be evaluated. The study will be conducted for at least one year and may be extended.

“Almost 90% of all type 2 diabetes patients in the U.S. are treated within a primary care setting. Physicians and their treatment teams need prescribable and scalable therapeutics that address the behavioral root causes of type 2 diabetes,” said Mark Berman, MD, chief medical officer of Better Therapeutics. “We are looking forward to working with the team at Catalyst Health Network to lead the evaluation of BT-001 in their clinically integrated, community based primary care setting. Catalyst’s care management team and pharmacists are uniquely suited to evaluate BT-001 in a real-world setting.”

“Catalyst is excited to partner with Better Therapeutics on this study of BT-001. Improving outcomes for patients with type 2 diabetes is an area of crucial focus for us, and we see great potential for a prescribable, behavior-based, digital therapeutic used in the primary care setting,” said Dr. Jeff Bullard, chief medical officer and executive director for Catalyst Health Network.

The Better Therapeutics platform blends clinical, behavioral, and psychological inputs into a series of therapy lessons and skill-building modules. These are designed to isolate and shift the underlying thoughts and beliefs which guide diet and lifestyle behaviors that cause a wide range of cardiometabolic diseases, including type 2 diabetes. BT-001 is concurrently being evaluated in a potentially pivotal study as a prescribed treatment used under physician supervision for people with uncontrolled type 2 diabetes. If positive, data from the pivotal study will be used by Better to support a regulatory submission for marketing authorization from the U.S. Food & Drug Association (FDA).

BT-001 is Better Therapeutics’ lead product candidate among their pipeline of FDA-regulated, prescription digital therapeutics designed to treat the underlying causes of a range of cardiometabolic conditions. It is anticipated that upon marketing authorization, primary care providers will prescribe, and insurers will reimburse the company’s therapeutics, much like they would a traditional medication.

Clinical data from studies evaluating the effectiveness of Better Therapeutics developmental product candidates have been published in multiple peer-reviewed journals including Journal of the Endocrine Society, JMIR Cardio, JMIR Diabetes and more.

About Catalyst Health Network

Catalyst Health Network enables primary care to be the difference-maker in patients’ lives that it was always meant to be. As a URAC-accredited clinically integrated network of more than 1,000 primary care providers, Catalyst provides integrated care management and support for more than 1.5 million patients through each stage of care to improve health and reduce overall costs in sustainable, scalable ways. For more information visit: catalysthealthnetwork.com

About Better Therapeutics

Better Therapeutics is a prescription digital therapeutics (PDT) company developing a novel form of cognitive behavioral therapy to address the root causes of cardiometabolic diseases. The company has developed a proprietary platform for the development of FDA-regulated, software-based solutions for type 2 diabetes, heart disease and other conditions. The cognitive behavioral therapy delivered by Better Therapeutics’ PDT is designed to enable changes in neural pathways of the brain so lasting changes in behavior become possible. Addressing the underlying causes of these diseases has the potential to dramatically improve patient health while lowering healthcare costs. Better Therapeutics clinically validated mobile applications are intended to be prescribed by physicians and reimbursed like traditional medicines. For more information visit: bettertx.com

Additional Information

On April 6, 2021, Better Therapeutics entered into a definitive merger agreement with Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) (“Mountain Crest II”), a special purpose acquisition company for a proposed business combination.

In connection with the proposed business combination between Mountain Crest II and Better Therapeutics, Mountain Crest II has filed a registration statement on Form S-4 containing a proxy statement/prospectus (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement to be distributed to holders of Mountain Crest II’s common stock in connection with Mountain Crest II’s solicitation of proxies for the vote by Mountain Crest II’s shareholders with respect to the proposed transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Better Therapeutics’ stockholders in connection with the proposed business combination. After the Form S-4 has been declared effective, Mountain Crest II will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mountain Crest II, Better Therapeutics and the proposed business combination. Additionally, Mountain Crest II will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of Mountain Crest II are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information.

Participants in the Solicitation

Mountain Crest II and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mountain Crest II’s executive officers and directors in the solicitation by reading Mountain Crest II’s Form S-4 and other relevant materials filed with the SEC in connection with the proposed business combination. Information about Mountain Crest II’s directors and executive officers and their ownership of Mountain Crest II common stock is set forth in Mountain Crest II’s annual report on Form 10-K for the year ended December 31, 2020, dated March 30, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of Mountain Crest II’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, are set forth in the Form S-4 relating to the proposed business combination. These documents can be obtained free of charge at the SEC's web site at www.sec.gov.

Better Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Form S-4 for the proposed business combination.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the delivery of cognitive behavioral therapy by Better Therapeutics to address the root causes of type 2 diabetes and other cardiometabolic diseases; development of a proprietary platform and software-based solutions for treatment of type 2 diabetes, heart disease and other conditions; achievement of changes in neural pathways of the brain and lasting changes in behavior through cognitive behavioral therapy delivered by Better Therapeutics’ PDT; the capability of Better Therapeutics to address the underlying causes of certain diseases and its related potential to improve patient health while lowering healthcare costs; the potential for Better Therapeutics’ clinically validated mobile applications to be prescribed by physicians and reimbursed like traditional medicines; potential and significance of the results of the pivotal study of BT-001 or any clinical or other trial; the potential success of BT-001 as a prescribed treatment used under physician supervision for people with uncontrolled type 2 diabetes; the possibility for the results of the pivotal study to support a regulatory submission for marketing authorization from the FDA; the potential timing of, and Better Therapeutics’ expected progress towards developing and obtaining FDA approval for its products, related research and validation studies. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to,  the risk that the FDA may not be satisfied with the design of any of Better Therapeutics’ studies and trials, and even satisfied, payers may not reimburse BT-001, if approved,, the risk that the results of previously conducted studies will not be repeated or observed in ongoing or future studies involving our product candidates, and the risk that the current COVID-19 pandemic will impact Better Therapeutics’ platform validation, product testing, the timing of the Better Therapeutics’ submission of the BT-001 for marketing approval from the FDA and other operations. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Better Therapeutic’s actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in Mountain Crest II’s filings on file with the Securities and Exchange Commission, available at the Securities and Exchange Commission’s website at www.sec.gov, and as well as discussions of potential risks, uncertainties and other important factors in Mountain Crest II and/or Better Therapeutics’ subsequent/future filings, if any, with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information unless required by law.

Catalyst Health Network Contact

Danny DeAtley

Senior Vice President, Marketing

Catalyst Health Network & StratiFi Health

Mobile: 214-548-3816

ddeatley@stratifihealth.com

Better Therapeutics Media Contact

Heidi Chokeir, PhD

heidi.chokeir@canalecomm.com

+1 619 203 5391

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